Exhibit 99.1

Press Release dated April 1, 2015

Trinity Biotech plc Announces Proposed Offering of $100 Million of Exchangeable Senior Notes due 2045

DUBLIN, IRELAND – 04/01/15 Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, announced today that Trinity Biotech Investment Limited, its wholly-owned subsidiary (the “Issuer”), intends to offer, subject to market and other considerations $100 million aggregate principal amount of Exchangeable Senior Notes due 2045 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Issuer expects to grant to the initial purchasers of the notes a 30-day option to purchase up to an additional $15 million aggregate principal amount of the notes. The notes will mature on April 1, 2045, unless earlier purchased, redeemed or exchanged.

Trinity Biotech plc (the “Company”) currently expects to use the net proceeds from the offering for potential future acquisitions and for general corporate purposes, which may include continued product development and commercialization.

The notes will be senior unsecured obligations of the Issuer and will accrue interest from the date on which the notes are originally issued, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. The Issuer’s obligations under the notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company. The notes will be exchangeable at any time prior to the close of business on the second business day immediately preceding the maturity date for, and the Issuer will settle exchanges of the notes by delivering, American Depositary Shares (“ADSs”) of the Company (each representing, as of the date hereof, four “A” ordinary shares of the Company). The interest rate, exchange rate and other terms of the notes will be determined at the time of pricing of the offering.

The Issuer may not redeem the notes prior to April 1, 2020. On or after April 1, 2020, until, but excluding, April 1, 2022, the Issuer may from time to time redeem for cash all or part of the notes, but only if the last reported sale price per ADS for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the trading day immediately preceding the date on which the Issuer provides the notice of redemption exceeds 130% of the applicable exchange price for the notes on each applicable trading day. On or after April 1, 2022, the Issuer may from time to time redeem for cash all or part of the notes, regardless of the last reported sale price per ADS. The redemption price will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, plus, for all notes redeemed prior to April 1, 2022, a “make-whole premium” payment payable in cash, ADSs or a combination of cash and ADSs, at the Issuer’s option, equal to the sum of the remaining scheduled payments of interest on the notes to be redeemed through April 1, 2022 (without duplication of the interest accrued to, but excluding, the redemption date). If the Issuer elects to pay some or all of the make-whole premium in ADSs, then the number of ADSs a holder will receive will be that number of ADSs that have a value equal to the amount of the make-whole premium payment to be paid to such holder in ADSs, divided by the product of (i) the average of the last reported sale price per ADS for the five trading days immediately preceding and including the third day prior to the redemption date and (ii) 0.97.

Holders may require the Issuer to repurchase the notes on April 1, 2022, April 1, 2025, April 1, 2030, April 1, 2035 or April 1, 2040 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. The Issuer will pay cash for all notes so repurchased.

Neither the notes nor the ADSs issuable upon exchange of the notes have been or are expected to be registered under the Securities Act or under any state securities laws and, unless so registered, may not be offered or sold in the United States or to U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Trinity Biotech plc

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide.

Forward-Looking Statements

This press release includes forward-looking statements regarding Trinity Biotech’s financing plans, including statements related to the offering of the notes, the terms of the notes and the intended use of net proceeds of the offering. Such statements are subject to certain risks and uncertainties including, without limitation, risks related to whether the Company and the Issuer will consummate the offering of the notes on the expected terms, or at all, market and other general economic conditions, whether the Company and the Issuer will be able to satisfy the conditions required to close any sale of the notes, and the fact that the Company’s management will have broad discretion in the use of the proceeds from any sale of the notes. Trinity Biotech’s forward-looking statements also involve assumptions that, if they never materialize or prove correct, could cause its results to differ materially from those expressed or implied by such forward-looking statements. Although Trinity Biotech’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by Trinity Biotech. As a result, you are cautioned not to rely on these forward-looking statements. These and other risks concerning Trinity Biotech are described in additional detail in Trinity Biotech plc’s annual report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission.